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                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
  THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 1-7806
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                         Federal Express Corporation
                      ----------------------------------
           (Exact name of registrant as specified in its charter)

       2005 Corporate Avenue, Memphis, Tennessee 38132  (901) 369-3600
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock, $0.10 par value per share
                     Preferred Stock, no par value
           9 5/8% Sinking Fund Debentures due October 15, 2019
                 1995 Pass Through Certificates, Series B1
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          (Title of each class of securities covered by this Form)

                  1993 Pass Through Certificates, Series A1
                  1993 Pass Through Certificates, Series A2
                  1993 Pass Through Certificates, Series B1
                  1993 Pass Through Certificates, Series B2
                  1993 Pass Through Certificates, Series C1
                  1993 Pass Through Certificates, Series C2
                1994 Pass Through Certificates, Series A310-A1 1994 Pass Through Certificates, Series A310-A2 1994 Pass Through Certificates, Series A310-A3
                  1995 Pass Through Certificates, Series A1
                  1995 Pass Through Certificates, Series A2
                  1995 Pass Through Certificates, Series B2
                  1995 Pass Through Certificates, Series B3
                  1996 Pass Through Certificates, Series A1
                  1996 Pass Through Certificates, Series A2
                  1996 Pass Through Certificates, Series B1
                  1996 Pass Through Certificates, Series B2
                  Pass Through Certificates, Series 1997-1-A
                  Pass Through Certificates, Series 1997-1-B
                  Pass Through Certificates, Series 1997-1-C


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                  Pass Through Certificates, Series 1998-1-A
                  Pass Through Certificates, Series 1998-1-B
                  Pass Through Certificates, Series 1998-1-C
                  Pass Through Certificates, Series 1999-1-A
                  Pass Through Certificates, Series 1999-1-B
                  Pass Through Certificates, Series 1999-1-C
                         9 7/8% Notes due April 1, 2002
                          9.65% Notes due June 15, 2012
                          7.60% Notes due July 1, 2097
              10.10% Medium-Term Notes, Series B due May 17, 2001
              10.18% Medium-Term Notes, Series B due May 21, 2001
              10.38% Medium-Term Notes, Series B due June 25, 2001
              10.40% Medium-Term Notes, Series B due June 25, 2001
              10.45% Medium-Term Notes, Series B due July 16, 2001
              10.43% Medium-Term Notes, Series B due July 17, 2001
              10.57% Medium-Term Notes, Series B due June 20, 2003
              10.125% Medium-Term Notes, Series B due July 15, 2003
              9.95% Medium-Term Notes, Series B due August 15, 2006
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 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ] Rule 12g-4(a)(2)(ii)  [ ] Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(1)(i)   [X] Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ] Rule 12h-3(b)(1)(ii)  [ ] Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date:

                Common Stock, $0.10 par value per share:  1
                    Preferred Stock, no par value:  0
           9 5/8% Sinking Fund Debentures due October 15, 2019:  0
                 1995 Pass Through Certificates, Series B1:  0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Federal Express Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                             FEDERAL EXPRESS CORPORATION


Date:  June 22, 2000                         By: /s/ Burnetta B. Williams
                                             -----------------------------
                                                 Burnetta B. Williams
                                                 VICE PRESIDENT AND
                                                 ASSISTANT TREASURER